SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA ● ASIA PACIFIC ● EUROPE	GLEVIN@SIDLEY.COM +1 212 839 5776

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

June 12, 2018

Via EDGAR and Hand Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Irene Paik Christopher Edwards Bonnie Baynes Jim Rosenberg
FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83

Re:	Tricida, Inc. Stock-Based Compensation Registration Statement on Form S-1 (File No. 333-225420)

Ladies and Gentlemen:

On behalf of our client, Tricida, Inc. (“Tricida” or the “Company”), we submit this letter (this “Letter”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 28, 2018 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-225420), originally confidentially submitted to the Commission on March 1, 2018 and filed with the Commission on June 4, 2018 (the “Registration Statement”). We are providing this Letter on the basis of information provided to us by the Company. The Company would like to begin marketing its initial public offering on Tuesday, June 19, 2018, subject, of course, to the timing of the completion of the Staff’s review. The purpose of this Letter is to respond to Comment #7 of the Comment Letter.

We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

In this Letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in ordinary type.

Page 1 ..

CONFIDENTIAL TREATMENT REQUESTED BY

TRICIDA, INC.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships

U.S. Securities and Exchange Commission

June 12, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgements and Estimates

Common Stock Valuation Methodologies, page 86

7. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company supplementally advises the Staff that, while currently not reflected in the Registration Statement, based on discussions with the Company’s Board of Directors and reflecting the input from Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Cowen and Company, LLC, the underwriters for the proposed initial public offering of the Company’s shares of common stock, the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a mid-point of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any reverse stock split that the Company might effect prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company is currently anticipating implementing an approximate [***] to 1 reverse stock split, which would result in a post-split Preliminary IPO Price Range of approximately $[***] to $[***] per share, with a mid-point of $[***] per share. The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the underwriters. The Company expects to include a bona fide price range, reflecting the stock split, in an amendment to the Registration Statement to be filed with the Commission shortly prior to any distribution of the preliminary prospectus in connection with marketing of the Company’s initial public offering. The Company believes, however, that the actual bona fide price range to be included in the Registration Statement will be within the post-split Preliminary IPO Price Range. In addition, the bona fide price range to be included in an amendment to the Registration Statement will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation,” and “—Common stock valuation methodologies” (the “MD&A”) and appears on pages 92 through 94 of the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY

TRICIDA, INC.

U.S. Securities and Exchange Commission

June 12, 2018

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

As described in greater detail in the MD&A, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants 2013 Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Company’s Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock, as disclosed in the Registration Statement.

In accordance with the AICPA Practice Guide, prior to November 7, 2017, the Company used an income approach to estimate the value of equity and the Option-Pricing Method (“OPM”) to allocate the total equity value among the various classes of equity. As further described in the MD&A, beginning with its November 7, 2017 valuation, the Company transitioned to a hybrid method of allocating enterprise value, utilizing a blend of the probability-weighted expected return method (“PWERM”) and the OPM, in addition to giving consideration to the November 2017 sale of the Company’s Series D convertible preferred stock. The hybrid method can be a useful alternative to explicitly modeling all PWERM scenarios in situations when a company has greater transparency into one or more near-term exits, such as an initial public offering, but is unsure about what will occur if the current exit plans are not realized. The Company elected to use the hybrid method as greater certainty developed regarding its plans for a potential initial public offering.

DISCUSSION OF MOST RECENT FAIR VALUE DETERMINATIONS

To facilitate the Staff’s review, the table below contains a complete list of all grants of options to purchase shares of the Company’s common stock made from June 15, 2017 through the date of this Letter.

CONFIDENTIAL TREATMENT REQUESTED BY

TRICIDA, INC.

U.S. Securities and Exchange Commission

June 12, 2018

Grant Date	Shares of Common Stock Underlying Options Granted	Exercise Price Per Share		Fair Value Per Share of Common Stock for Financial Reporting Purposes at Grant Date
June 15, 2017	1,390,000	$	[***]	$	[***]
September 14, 2017	2,250,000	$	[***]	$	[***]
November 29, 2017	600,000	$	[***]	$	[***]
March 15, 2018	3,341,728	$	[***]	$	[***]
April 30, 2018	665,000	$	[***]	$	[***]
May 15, 2018	230,000	$	[***]	$	[***]

On November 7, 2017, the Company sold Series D convertible preferred stock to new and existing investors at a price of $2.35 per share raising net proceeds of $57.5 million. The Company and its Board of Directors believe that the price for the Series D convertible preferred stock evidences a freely negotiated, arm’s-length transaction with knowledgeable buyers. The Company had a third-party valuation performed in conjunction with the Series D convertible preferred stock financing which indicated a fair value of the Company’s common stock to be $[***] per share. The third-party valuation considered the sales price of the Series D convertible preferred stock and back-solved to an equity value of the Company of approximately $[***] million using the OPM. In connection with the preparation of the Company’s 2017 financial statements, the Company had a third-party valuation performed using the hybrid method, rather than the OPM, to calculate the fair value as of November 7, 2017, the date of the then most recent valuation. Utilizing the hybrid method, the Company determined that the fair value for financial reporting purposes, as of the November 29, 2017 grant date, was $[***] per share of common stock.

On March 15, 2018, the Company determined the fair value of its common stock to be $[***] per share. This determination was based on a third-party valuation conducted as of March 1, 2018, which noted the following developments since the November 7, 2017 valuation date: (a) the probability of an initial public offering increased from [***]% at November 7, 2017 to [***]% at March 1, 2018, and the time horizon to an initial public offering was shortened by 3 months, (b) the Company held favorable discussions with the U.S. Food and Drug Administration (the “FDA”) [***] and (c) the Company completed enrollment in its pivotal phase 3 clinical trial in February of 2018.

CONFIDENTIAL TREATMENT REQUESTED BY

TRICIDA, INC.

U.S. Securities and Exchange Commission

June 12, 2018

On April 30, 2018, the most recent fair value determination date, the Company determined the fair value of its common stock to be $[***] per share (the “Estimated Equity Fair Value Per Share”). Utilizing the hybrid method, this determination was based on a third-party valuation conducted as of April 30, 2018, which primarily reflected the reduced time to event for an initial public offering since the March 1, 2018 valuation and updates to the Company’s future cash flow projections. In addition, the Estimated Equity Fair Value Per Share as of April 30, 2018 was based on two potential future liquidity events under the hybrid method:

(i) an initial public offering within two months of such date (the “IPO Scenario”); or

(ii) remaining a private company beyond 12 months from such date with a potential sale or merger in one and a half years from the applicable date (“non-IPO Scenario”).

For each of these potential future liquidity events, the Company estimated an equity value, an equity value per share discounted for a lack of marketability, and, ultimately, a present value of such per share equity value. The Company then applied a probability weighting of the applicable liquidity event which resulted in the Estimated Equity Fair Value Per Share. The following table sets forth the results of the hybrid method analysis that was utilized by the Company to determine the Estimated Equity Fair Value Per Share as of April 30, 2018 (in millions, except per share data):

HYBRID METHOD	IPO			Non-IPO
Equity Value at Exit Event	$	[***	]	$	[***	]
Equity Value per share of Common Stock (prior to Discount for Lack of Marketability)	$	[***	]	$	[***	]
Discount for Lack of Marketability		[***	]%		[***	]%
Equity Value Per Share	$	[***	]	$	[***	]
Probability weighting		[***	]%		[***	]%
Weighted Fair Value Per Share	$	[***	]	$	[***	]
Estimated Equity Fair Value Per Share		$[***]

The Company believes that the potential future liquidity events used in its analysis and the probability weighting of each event was reasonable at the time, in light of the Company’s stage of clinical development, industry clinical success rates, its expected near-term and long-term funding requirements, an assessment of the current financing environment for the pharmaceutical and biotechnology industry, external market conditions affecting the pharmaceutical and

CONFIDENTIAL TREATMENT REQUESTED BY

TRICIDA, INC.

U.S. Securities and Exchange Commission

June 12, 2018

biotechnology industries, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions. A critical factor in assigning the probability weighting and estimated time to the liquidity event was the probability of success of the Company’s ongoing double-blind, placebo-controlled, pivotal Phase 3 clinical trial, TRCA-301; the results of which were not expected until late-May 2018, and the corresponding impact on the design and size of the Company’s confirmatory post-marketing trial, TRCA-303.

To determine the equity value for the IPO Scenario under the hybrid method, the $[***] million equity value at exit was derived from industry statistics provided by the Company’s investment bankers for the average size of step-up from the last preferred financing round prior to an IPO. Applying the average multiple to the Series D convertible preferred stock price of $2.35 per share of preferred stock, the Company arrived at an enterprise value of $[***] million and an implied per share common value of $[***]. This valuation was corroborated by a risk adjusted net present value analysis using a discounted cash flow approach.

To determine the equity value for the non-IPO Scenario under the hybrid method, the enterprise value of the Company was calculated using the income approach, which is based on the premise that the value of a business is the present value of the future earning capacity that is available for distribution to investors. The income approach involves estimating the discounted cash flow for the business and considered the Company’s estimated timing to achieve revenue and its subsequent revenue growth, expectations regarding gross margins and operating expenses and anticipated timing to positive earnings before interest, taxes, depreciation and amortization. Notably, the Company does not anticipate generating revenue until 2020 at the earliest. Projected free cash flows were calculated by adding net income and depreciation and amortization and then subtracting capital expenditures and working capital. The annual cash flows were then discounted to account for the nature and timing of the Company’s expected cash flows, resulting in a business enterprise value of $[***] million. The Company’s cash and cash equivalents of $[***] million at April 30, 2018 were then added and debt of $[***] million at April 30, 2018 was then subtracted to arrive at an enterprise value at exit event of $[***] million. The total equity value was then allocated to the common stock, taking into account the allocated value to each class of stock based on a valuation of each class of stock using the OPM.

On May 15, 2018, the Company granted 230,000 options to four employees (the “May 2018 Option Grants”), three of which were to new employees and one was to the CEO. The grant to the CEO had been previously recommended by the Company’s Board of Directors but was deferred due to insufficient shares available under the Company’s equity plan’s reserve at the time of the April 30, 2018 option grant. At the time of the May 2018 Option Grants, the Company’s Board of Directors determined that there were no material changes in the Company’s business since April 30, 2018, or in the assumptions upon which the April 30, 2018 valuation was based, that had affected the fair value of the Company’s shares of common stock. The Company did not issue any other option grants between (i) April 30, 2018, and (ii) either (a) the completion of the Company’s pivotal Phase 3 clinical trial, TRCA-301, in late May 2018 or (b) the determination of the Preliminary Assumed IPO Price.

CONFIDENTIAL TREATMENT REQUESTED BY

TRICIDA, INC.

U.S. Securities and Exchange Commission

June 12, 2018

PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The foregoing prices per share do not reflect any reverse stock split that the Company might effect prior to the Company’s IPO.

The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

	Low-End	Mid-Point	High-End
Pre-Offering Equity Value	$[***]	$[***]	$[***]
Pre-Offering Equity Value Per Share	$[***]	$[***]	$[***]

COMPARISON OF IPO PRICE RANGE AND ESTIMATED EQUITY FAIR VALUE PER SHARE

The Company notes that, as is typical in initial public offerings, the estimated price range of this offering was not derived using a formal valuation of fair value but was determined based on discussions between the Company and the underwriters. Among the factors considered in setting the estimated range were the Company’s receipt of positive pivotal phase 3 clinical data for TRCA 301, positive manufacturing developments, positive feedback from testing-the-waters meetings, the improvement in the Company’s financial conditions, and prevailing market conditions.

The Company believes the difference between the Preliminary IPO Price Range and the Estimated Equity Fair Value Per Share at April 30, 2018, primarily results from the factors set forth below.

•	In late May 2018, the Company completed its double-blind, placebo-controlled, pivotal Phase 3 clinical trial, TRCA-301, in 217 CKD patients with metabolic acidosis.

CONFIDENTIAL TREATMENT REQUESTED BY

TRICIDA, INC.

U.S. Securities and Exchange Commission

June 12, 2018

¡	The TRCA-301 trial met both its primary and secondary endpoints in a highly statistically significant manner (p < 0.0001 for all primary and secondary endpoints).

¡

The TRCA-301 trial also had two exploratory endpoints related to patient feel and function and the Company believes the results from these two exploratory endpoints indicate a positive trend and suggest an improvement, on average, in the physical function and in quality of life for TRC101-treated subjects in this trial.

¡	TRC101 was well tolerated in the TRCA-301 trial. Both active (124 subjects) and placebo groups (93 subjects) had low discontinuation rates and low rates of treatment-related adverse events.

¡

196 of the 208 eligible subjects who completed the 12-week treatment period in the TRCA-301 trial agreed to continue into the Company’s 40-week blinded safety extension trial, TRCA-301E, which the Company expects to complete in the first half of 2019.

•	The receipt of positive clinical data from the pivotal Phase 3 trial significantly reduced the clinical risk associated with the Company’s only product candidate.

•

The results of the pivotal Phase 3 trial and the number of subjects enrolled in the TRCA-301E safety extension trial provide additional certainty as to the timing of the Company’s submission of a New Drug Application (“NDA”), related capital needs and potential for approval of the NDA.

•	In late May 2018, the Company received positive feedback from the FDA regarding [***].

•

In late May 2018, Patheon Austria GmbH & Co KG, (“Patheon”), the Company’s drug-substance manufacturer and supplier, informed the Company that it has successfully completed scale up activities to confirm its ability to manufacture the Company’s drug substance in quantities anticipated to be required for clinical and commercial activities which has given the Company greater comfort in Patheon’s ability to meet the Company’s anticipated supply needs.

•

Subsequent to the receipt of positive pivotal Phase 3 clinical trial data for TRCA-301, the Company has conducted “test the waters” meetings with key institutional investors, as permitted under the Jumpstart Our Business Startups Act. At the June 12, 2018 Board of

CONFIDENTIAL TREATMENT REQUESTED BY

TRICIDA, INC.

U.S. Securities and Exchange Commission

June 12, 2018

Directors meeting, the Board and management received positive feedback from the underwriters that the likelihood of a successful IPO increased significantly based on market conditions and developments at the Company and at a higher valuation than that discussed with management in March 2018.

•

In early June of 2018, Hercules Capital, Inc., the lender under the Company’s Term Loan, acknowledged to the Company that the positive clinical data from the pivotal Phase 3 clinical trial satisfied the milestone under the Term Loan which enables the Company to draw on the second tranche of the Term Loan in an amount of $25.0 million, at any time on or before December 31, 2018.

•

The inclusion of other factors by the underwriters in their valuation models of indicated market values in determining the price range, which factors may not have been expressly considered in the Company’s valuation as a private company or are not quantifiable in the Company’s valuation models as a private company or are not objectively determinable by the Company.

•

The Preliminary IPO Price Range represents a future price for shares of the Company’s common stock that, if issued in the initial public offering, will be immediately freely tradable in a public market, whereas the hybrid method used to estimate the fair value of the Company’s common stock as of the April 30, 2018 grant date applied a discount for lack of marketability to reflect a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even following a successful initial public offering, would remain illiquid at least until the expiration of the 180-day lockup period following the initial public offering.

•

The methodology for determining the April 30, 2018 valuation price incorporated multiple liquidity scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The mid-point of the Preliminary IPO Price Range assumes with 100% probability that the Company completes an initial public offering, in connection with which all of the Company’s convertible preferred stock will be converted into common stock. This factor is significant because the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock. The mid-point of the Preliminary IPO Price Range assumes the conversion of all of the Company’s convertible preferred stock upon the completion of the Company’s initial public offering. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation.

CONFIDENTIAL TREATMENT REQUESTED BY

TRICIDA, INC.

U.S. Securities and Exchange Commission

June 12, 2018

CONCLUSION

The Company has historically determined the estimated fair value per share of its common stock consistent with the guidance set forth in the AICPA Practice Guide, including the OPM and later, the hybrid method, which are both accepted valuation methods under the AICPA Practice Guide. The Company believes that the probability weighting of each potential liquidity event used in its hybrid method analysis as of April 30, 2018, and relied upon in part in determining the Estimated Equity Fair Value Per Share as of April 30, 2018 and May 15, 2018, were reasonable at such times, in light of the Company’s stage of clinical development, the Company’s financial position and need for additional capital, external market conditions affecting the biotechnology and pharmaceutical industry, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions. As a result, the Company believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants have been reasonable and appropriate.

*        *        *         *        *

CONFIDENTIAL TREATMENT REQUESTED BY

TRICIDA, INC.

U.S. Securities and Exchange Commission

June 12, 2018

We thank you in advance for your consideration of the foregoing. If you have any questions, (212) 839-5776 or glevin@sidley.com if you have questions regarding this matter.

Very truly yours,

/s/ Geoffrey Levin

Geoffrey W. Levin

cc:	Gerrit Klaerner, Ph.D., Tricida, Inc.
Geoffrey Parker, Tricida, Inc.
Sharon R. Flanagan, Sidley Austin LLP
Istvan A. Hajdu, Sidley Austin LLP
David Peinsipp, Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY

TRICIDA, INC.